UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40777

ARQIT QUANTUM INC.

(Exact name of registrant as specified in its charter)

3 Orchard Place

London SW1H 0BF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Extraordinary General Meeting Results

On December 18, 2024, Arqit Quantum Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”). At the EGM, the holders of 7,332,205 ordinary shares as of the October 29, 2024 record date were represented in person or by proxy, constituting a quorum. The proposal brought before the EGM was approved by the Company’s shareholders. The proposal voted on and the final voting results are set forth below.

The shareholders voted on a proposal to approve by ordinary resolution that the authorized share capital of the Company be increased from US$50,000.00 divided into 18,760,000 ordinary shares of a par value of US$0.0025 each and 1,240,000 preference shares of a par value of US$0.0025 each to $100,000.00 divided into 37,520,000 ordinary shares of par value of USD$0.0025 each and 2,480,000 preference shares of par value of USD$0.0025 by the creation of 18,760,000 new ordinary shares of par value US$0.0025 each and 1,240,000 new preference shares of par value US$0.0025 each in accordance with Article 17.1(a) of the Articles of Association of the Company.

For	Against	Abstain
7,287,595	40,179	4,431

Other than as indicated below, the information in this Report of Foreign Private Issuer on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act. The information furnished in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-262215 and 333-275960) and Form F-3 (File Nos. 333-268786 and File No. 333-259982), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARQIT QUANTUM INC.

By:	/s/ Nick Pointon
Name:	Nick Pointon
Title:	Chief Financial Officer

Date: December 19, 2024